SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2014
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by the Registrant and entitled "G. Willi-Food Announces Its Entrance into the Soft Drinks Market as it becomes the First Israeli Distributor of Stevia Sweetened Cola."

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on October 25, 2006 (File No. 333-11848 and 333-138200).

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")
Dated: April 2, 2014	By:	/s/ Raviv Segal
Name: Raviv Segal Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES ITS ENTRANCE INTO THE SOFT DRINKS
MARKET AS IT BECOMES THE FIRST ISRAELI DISTRIBUTOR OF STEVIA
SWEETENED COLA

YAVNE, Israel – April 2, 2014 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (“Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its entrance in to the soft drinks market and its launch in Israel of the "Green Cola" brand, a kosher carbonated soft drink naturally sweetened by stevia plants.

Green Cola has been marketed by EPAP S.A, a private Greek company, since 2012, and it is positioned as a specialized product in the diet soft drink market. Green Cola is EPAP S.A's leading brand product and is currently sold in Greece, Cyprus and Australia. The diet soft drink contains several nutritional benefits compared to competing soft drinks in the market. It is naturally sweetened from the stevia plant extracts, and does not contain any sugar. Also, the caffeine in Green Cola is derived from a natural source, green coffee beans, and there are no perservatives in Green Cola. A can of Green Cola contains two calories and does not contain aspartame or any other artifical sweetner.

Mr. Zwi Williger, Chairman of Willi-Food commented, “In order to compete with Coca-Cola, Pepsi Cola and RC Cola, much effort is needed to enter into the crowded market, and so we have decided to pursue a product not currently available in Israel.  In the beginning, we considered developing a private brand and through our search we uncovered this new innovative brand. We believe that stevia is a leading trend in the food product industry and will be an international hit in the near future.  Stevia, as a natural sweetener, has emerged as a very popular sugar alternative in the food product industry. With the launch of Green Cola, we are providing the consumer an innovative new product that emphasizes our direction to promote healthy, nutritional products that do not compromise our desire to maintain a quality of taste."

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il
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SOURCE: G. Willi-Food International Ltd.